Exhibit 99.1

Beamr Cloud upgrade for enterprises: customizable video service with enhanced security and privacy

Herzliya Israel, May 30, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced an improved tiered pricing model, including a customizable plan for enterprises, that will offer customers enhanced security and privacy features, a plan with incentives for long-term contracts and a prepaid plan.

Enterprises and other companies with large video libraries and repositories face distinct challenges, and Beamr Cloud’s customizable new plans will provide specifically tailored solutions for them. Such customers are often required to keep video files under their control, and now they will be able to choose between various channels to enjoy Beamr Cloud service according to their preferences. These include a secured virtual private cloud (VPC), enabling to run Beamr Cloud on the customer’s personal servers. As a result, the videos will not leave the user network, and the customer will gain enhanced security and privacy, while also adhering to regulatory needs. Additionally, such customers will benefit from flexible rate and payment options and a dedicated account manager.

The plan for long-term contracts offers incentives for usage growth for customers who wish to easily optimize a constant flow of new videos. The prepaid plan is suitable for users with specific, flexible video needs. For example, users with video archives will benefit from updating old video formats to new, modern ones, including High-Efficiency Video Coding (HEVC) and AOMedia Video 1 (AV1), an emerging video format, backed by tech giants.

Plans & Billing
PLANS & PRICING
INVOICE & BILLING
0 GB 500 GB

Usage Based, Cost Effective & Scalable Plans

Choose a plan that works for you

One-Time Packages

Ideal for one-time or occasional video optimization and processing tasks

$0.25 / Gigabyte

500 GB	$125	$ 0.3 / GB
1 TB	$220	$ 0.25 / GB
2TB	$360	$ 0.18 / GB
5 TB	$750	$ 0.15 / GB
10 TB	$1200	$ 0.12 / GB

$125 / One-time payment

Buy Now

Available for use anytime within 12 months of purchase

Subscription

Perfect for users with a constant flow of videos to process or optimize

$0.2/ Gigabyte

20% Annual Discount

500 GB / Month	$100	$ 0.2 / GB
1 TB / Month	$180	$ 0.18 / GB
2 TB / Month	$320	$ 0.16 / GB
5 TB / Month	$500	$ 0.1 / GB
10 TB / Month	$800	$ 0.08 / GB

$100 / Month

Subscribe Now

Fair: Unused GB roll over as long as you are subscribed

Flexible: Change, downgrade, upgrade or cancel any time

Enterprise

200 TB+ / Year

- VPC and ON-PREM options
- Integration with custom tools
- Flexible rate & payment options
- Dedicated account manager

Contact Us

Learn more about high-volume plans →

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Figure 1: Beamr Cloud's new pricing model: a customizable plan for enterprises, incentives for long-term contracts and a prepaid plan

Beamr Cloud upgraded plans reflect the continuous discussions the company has held in recent months with key players in AI, Streaming, Broadcasting, Internet-of-Things and other emerging industries, mainly through participation in leading international conferences, such as GTC and NAB Show.

Beamr Cloud GPU-based ultra-efficient video handling, launched in February 2024, offers essential workflows or customizable processes. In the near future, Beamr intends to add AI capabilities, that are in tandem with video optimization, as GPU is a natural acceleration platform for both. Beamr’s patented technology enables high-performance video processes for enterprises as well as other users, reducing file size by 30%-50%, resulting in decreased storage, networking and CDN costs while maintaining video quality.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com